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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D/A
                                Amendment No. 1
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                         ACCIDENT PREVENTION PLUS, INC.
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    004323200
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

-------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

-------------------------                      --------------------------
CUSIP No.   004323200                             Page 2  of 7    Pages
-------------------------                      --------------------------
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1       NAME OF REPORTING PERSON:           Sampson Global Ltd.
        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:                      N/A
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     Conversion of Debt
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
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                          7      SOLE VOTING POWER
                                 454,545 Shares of Common Stock
       NUMBER OF      --------------------------------------------------
        SHARES            8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH         --------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON                  454,545 Shares of Common Stock

                       --------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 454,545 Shares of Common Stock
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                       [  ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13.0%
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14      TYPE OF REPORTING PERSON                   Corporation
-------------------------------------------------------------------------


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            This original Schedule 13D statement (the "Schedule") is filed on behalf of Sampson Global Ltd., a corporation organized under the laws of the British Virgin Islands ("Sampson") and its executive officer and director, as the reporting persons hereunder, relative to the acquisition by Sampson of certain shares of common stock of Accident Prevention Plus, Inc. Sampson has made a previous filing on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

            This Schedule relates to the voting common stock, $0.001 par value, of Accident Prevention Plus, Inc. ("APP"). APP maintains its principal executive offices at 9091 North Military Trail, Suites 8-10, Palm Beach Gardens, Florida 33410.

ITEM 2. IDENTITY AND BACKGROUND

            This Schedule is being filed by Sampson Global Ltd., a corporation organized under the laws of the British Virgin Islands. The principal business and office of Sampson is 381 route de Thionville, L-5887, Hesperang, Luxembourg.

            Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of Sampson (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

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     Name          Position with                 Business Address
                   Sampson Global Ltd.

Bart D' Ancona     Director and President        381 Route de Thionville
                                                 L-5887
                                                 Hesperang, Luxembourg
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            Sampson has the sole right to control the disposition of and vote the APP securities acquired.

            During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         APP and Bristol Consulting Ltd. ("Bristol") entered into a consulting agreement dated July 30, 1998, as amended (the "Consulting Agreement") for a period of five years pursuant to which (i) APP agreed to pay Bristol a monthly fee of $5,000.00 for the first three months of the Consulting Agreement and thereafter a monthly fee of $10,000.00 for the duration of the Consulting Agreement; and (ii) Bristol would have the right to convert any debt due and owing Bristol under the Consulting Agreement into shares of APP's restricted common stock at the rate of $0.132 per share.

         Bristol and Sampson entered into an assignment agreement dated July 30, 1998 (the "Assignment Agreement") pursuant to which (i) Bristol agreed to assign to Sampson certain of its right, title and interest in payment of its consulting fees which may become due and owing under the Consulting Agreement; (ii) Bristol agreed to assign to Sampson its right, title and interest in conversion of such consulting fees into shares of restricted common stock of APP at the rate of $0.132 per share; and (iii) Sampson agreed to settle and release Bristol from the debt owed to Sampson by Bristol in the amount of $60,000.00.

         On December 17, 2001, the board of directors of APP held a meeting at which it (i) acknowledged that Bristol had entered into the Assignment Agreement with Sampson; (ii) acknowledged receipt of the conversion notice from Sampson; and (iii) authorized the issuance of 454,545 shares of APP's restricted common stock to Sampson to settle a portion of the debt due and owing to Bristol under the Consulting Agreement.


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ITEM 4. PURPOSE OF TRANSACTION

            The transaction described herein was undertaken for the purpose of settling debt due and owing Sampson by Bristol through the assignment by Bristol to Sampson of its right, title and interest in the debt and conversion under the Consulting Agreement. Sampson exercised the conversion right by providing notice to APP and accepted the issuance of 454,545 shares of APP's restricted common stock.

            Pursuant to the instructions for items (a) through (j) of Item 4, Sampson has plans as follows:

            (a) As set forth in Item 3 of this Schedule, Sampson has acquired 454,545 shares of common stock of APP. Sampson may consider the acquisition of additional securities of APP pursuant to assignment by Bristol of Bristol's conversion rights.

            (b) Sampson has no present plans or proposals to cause a merger or effect a liquidation or reorganization of APP or to enter into extraordinary corporate transactions.

            (c) Sampson has no present plans or proposals to cause a sale or transfer of a material amount of assets of APP.

            (d) Sampson plans to exercise the voting rights associated with ownership of shares of common stock of APP.

            (e) Sampson has no present plans or proposals to cause a material change in the capitalization of APP.

            (f) Sampson has no present plans or proposals to make any other material change to the business or corporate structure of APP.

            (g) Sampson has no present plans or proposals to change APP's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of APP by any person.

            (h) Sampson has no present plans or proposals to cause APP's common stock from not being quoted on the OTC Bulletin Board.

            (i) Sampson has no present plans or proposal relating to a class of securities of APP becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

            (j) Sampson does not have any present plans or proposals to take any action similar to any of those enumerated in
                        (a) through (i) above.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            (a) As of the close of business on January 11, 2002, Sampson beneficially owned 454,545 shares (or approximately 13.0% of the outstanding shares) of APP's common stock as follows:

                  Holder                                   Number of Shares

                  Sampson Global Ltd.                       454,545

                  Total                                     454,545

            (b) No Instruction C Person owns any other common or preferred shares of APP. Sampson has sole power to vote or to direct the voting of the 454,545 common shares of APP.

            (c) As of January 11, 2002, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving APP equity securities, other than the disclosure below, have been engaged in by Sampson, or by any associates of said party, nor does the said party have any right to acquire such securities: On November 30, 2001, Sampson acquired 487,878 shares of APP's common stock pursuant to assignment by Bristol of its conversion rights. Simultaneously, Sampson transferred all of the 487,878 shares to the shareholders of Sampson pursuant to which no shareholder of Sampson holds an aggregate number of shares of common stock of APP greater than 5%.

            (d) To the best knowledge and belief of the undersigned, no person other than Sampson has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE ISSUER

            No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            (a) Letter from the Board of Directors of Accident Prevention Plus, Inc. dated January 4, 2002.



                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: March 13, 2002                         SAMPSON GLOBAL LTD.


                                             By: /S/ Bart J.W. d'Ancona
                                                --------------------------------
                                                Bart J.W. d'Ancona
                                                Directore Belvaux